Amendment No. 7
Rex Stores Corporation
Common Stock, $.01 par value
CUSIP Number  761624105

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CUSIP NO. 761624105
Item 1:   Reporting Person -  Stuart A. Rose
Item 4:   United States of America
Item 5:   2,341,772
Item 6:   None
Item 7:   2,341,722
Item 8:   None
Item 9:   2,341,772
Item 11:  28.9%
Item 12:  IN
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Item 4.  Ownership

          The following information concerning ownership of Common Stock is given as of December 31, 1998:

     (a)  Amount Beneficially Owned

          2,341,772 Shares of Common Stock, 914,531 of which represents the right to acquire stock within 60 days.

     (b)  Percent of Class

          28.9%

     (c)  Number of Shares as to which the Person has:

          (i)   Sole power to vote or to direct the vote

                2,341,772 Shares of Common Stock

          (ii)  Shared power to vote or to direct the vote

                None

          (iii) Sole power to dispose or to direct the disposition of

                2,341,772 Shares of Common Stock

          (iv) Shared power to dispose or to direct the disposition of

                None



                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              STUART A. ROSE
                              Stuart A. Rose

Date: February 11, 1999